

December 19, 2014

Via E-mail
Mr. Rodney L. Underdown
Chief Financial Officer
Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, KS 66210

      Re: **Compass Minerals International, Inc.**
               Form 10-K for the Year Ended December 31, 2013
               Filed February 24, 2014
               Response dated November 21, 2014
               File No. 001-31921

Dear Mr. Underdown:

      We have reviewed your response and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ending December 31, 2013 filed May 1, 2014

1.   We note your response to comment 3 indicating disclosure is not necessary because your Mechanical Evaporation (ME) facilities are not material. Your stated basis for this materiality was these facilities account for 6 % of your total production capacity and these properties amount to less than 2% of your total reserves. We re-issue comment 3, in future filings please provide your estimates for the duration of salt recovery operations from these ME facilities or tell us why the ME facilities are not material. In this regard, an analysis based of the asset value of these ME facilities would appear appropriate to determine materiality. The asset valuation includes all production and processing facilities to the point of external sales.

2.   We note your response to comment 5 that your company has historically reported reserves as years of remaining mine life based on your current productive capacity and you believe this disclosure is more meaningful to your investors. The disclosure of the remaining mine life along with the annual productive capacity is allowed for those industrial minerals producers that have not prepared reserve estimates. Since you have reserve estimates, please disclose this information. We re-issue comment 5, please disclose the tonnage estimates for your proven and/or probable reserves associated with your mining for both conventional and in-situ properties.

       You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director